

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Michael Kirban
Co-Founder and Co-Chief Executive Officer
Vita Coco Company, Inc.
250 Park Avenue South
Seventh Floor
New York, NY 10003

> **Re: Vita Coco Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 12, 2021**
> **File No. 333-259825**

Dear Mr. Kirban:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 27, 2021

Recent Developments, page 27

1. We note your presentation of Recent Developments, including your disclosure of ranges for Net sales and Gross profit for the quarter ended September 30, 2021. It appears to us you should balance these disclosures by also presenting a range for a net profitability measure such as Net income or, at a minimum, Income from operations. Also, if a range for Net income can not be provided, you should explain the reasons why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Anne McConnell, Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ian D. Schuman